Exhibit 99.1

Amsterdam, 4 May 2022

Just Eat Takeaway.com AGM voting results

The 2022 Annual General Meeting (“AGM”) of Just Eat Takeaway.com N.V. (LSE: JET, AMS: TKWY), hereinafter the “Company”, or together with its group companies “Just Eat Takeaway.com”, has today approved the proposals on the agenda.

The adopted resolutions include the adoption of the 2021 annual accounts and the reappointment of Mr. Jitse Groen and Mr. Brent Wissink as members of the Management Board as well as Ms. Corinne Vigreux, Mr. Ron Teerlink, Mr. Jambu Palaniappan, Mr. Lloyd Frink and Mr. David Fisher as members of the Supervisory Board.

As announced by two separate press releases earlier today, Mr. Adriaan Nühn did not seek reappointment as Chairman of the Supervisory Board and consequently the related agenda item was withdrawn, and the Supervisory Board decided to withdraw the voting item to reappoint Mr. Gerbig. As a result, the terms of both Mr. Nühn and Mr. Gerbig ended at the closing of today’s AGM.

The voting results from the AGM will shortly be published on the website of Just Eat Takeaway.com. In addition, a copy of the voting results will be submitted to the UK Financial Conduct Authority's National Storage Mechanism and will be available for inspection at  https://data.fca.org.uk/#/nsm/nationalstoragemechanism. The draft minutes will be made available on the Company’s website within three months.

For further information related to the AGM, please visit the Just Eat Takeaway.com website https://www.justeattakeaway.com/investors/general-meeting/.

Just Eat Takeaway.com

Jitse Groen, CEO
Brent Wissink, CFO

Investors:
Joris Wilton
E: IR@justeattakeaway.com

Media:

E: press@justeattakeaway.com

For more information, please visit our corporate website: https://www.justeattakeaway.com/

About Just Eat Takeaway.com

Just Eat Takeaway.com (LSE: JET, AMS: TKWY) is a leading global online food delivery marketplace outside China.

Headquartered in Amsterdam, the Company is focused on connecting consumers and restaurants through its platforms. With over 634,000 connected partners, Just Eat Takeaway.com offers consumers a wide variety of food choice. Just Eat Takeaway.com mainly collaborates with delivery restaurants. In addition, Just Eat Takeaway.com provides its proprietary restaurant delivery services for restaurants that do not deliver themselves.

The combination of Just Eat and Takeaway.com has rapidly grown to become a leading online food delivery marketplace with operations in the United Kingdom, Germany, The Netherlands, Canada, Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Poland, Romania, Spain and Switzerland, as well as through partnerships in Brazil and Colombia.

Disclaimer

Statements included in this press release that are not historical facts are, or may be deemed to be, forward-looking statements, including "forward-looking statements" made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms "anticipates", "expects", "intends", "may" or "will" or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Forward-looking statements may and often do differ materially from actual results, reflect the Company's current view with respect to future events and are subject to risks relating to future events, including risks from or uncertainties related to innovation; competition; brand & reputation; acquisitions; global strategic projects; technological reliability and availability; social change, legislation & regulation; data security and privacy; financial reporting, people, operational complexity of hybrid model and integration & transformation, as well as those contained in the Company's filings with the SEC, including the Company's registration statement on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov, and the Company's Annual Reports, which may be obtained free of charge from the Company's corporate website, https://justeattakeaway.com. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made, and the Company expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statement contained in this announcement. Readers are cautioned not to place undue reliance on such forward-looking statements.

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